UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 27, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Heritage Insurance Holdings, Inc.

File No. 333-195409 - CF#30993
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Heritage Insurance Holdings, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 21, 2014.

Based on representations by Heritage Insurance Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through June 1, 2014
Exhibit 10.3	through June 1, 2014
Exhibit 10.5	through June 1, 2014
Exhibit 10.6	through June 1, 2014
Exhibit 10.7	through June 1, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary